  Exhibit 99.1

Prophecy Starts District Exploration at Pulacayo

Vancouver, British Columbia, March 9, 2020 – Prophecy Development Corp. (“Prophecy” or “the Company”) (TSX:PCY, OTCQX:PRPCF, Frankfurt:1P2) is pleased to announce that it has commenced district exploration program at its Pulacayo project.

The exploration team will be conducting geological mapping, with relevant sampling and possible trenching on the property. Induced polarization geophysics will be conducted in tandem with the field program, with 106 line-kilometers of survey having been outlined. The program is expected to be completed by June 2020, when the results will have been evaluated. The intention is to then generate drilling targets in the district.

Background:

Several Pulacayo regional exploration programs were carried out in the past, including a wide-spaced IP survey in 2009 (which detected several near-surface strong-to-medium chargeability anomalies) and a sampling program in 2015 (in which 495 samples were collected from Paca North, Pacamayo, Pero, and El Abra).

Target Area Description:

Paca North silver-lead target

Located adjacent to Paca’s NI43-101 inferred resource and 7 km north of the Tajo vein system, this target area consists of a sequence of conglomerates with a with a length of 700m and width of up to 200 meters, drilled to true thickness of up to 50 meters. The conglomerate consists of clasts of quartzite (up to 30 cm in diameter) in a siliceous matrix. Below the conglomerate is an argillaceous tuff with veinlets of barite trending east-west. Historic audits dating back to the Spanish colonial era exist in the area where small-scale mining of the Paca congomerates was undertaken. In 2015 chip channel samples were taken at 2 m intervals from the cobbles of the conglomerate at the surface. They yielded silver values ranging from 45 g/t to 833 g/t and lead values up to 2.22%.

Pacamayo silver-copper-antimony-lead-zinc target:

1.4 km northeast of the Tajo vein system, four veins were identified on the surface. They are estimated to have a thickness of 2m and a spacing of 26m. In the underlying San Leon tunnel, exposures of extensive vein development have been observed. Their estimated width is 1.5m. Strong oxidation, indicator minerals, and geological features found during previous geological mapping suggest Pacamayo mineralization may be similar to the Tajo vein system and mineralization may extend at depth. Select underground chip channel samples taken in 2015 at 0.6-1m intervals returned high-grade assays of over 1,500 g/t Ag (beyond detection limit), up to 3.1% copper, up to 17.6% lead, up to 2.49% antimony, and up to 6.9% zinc.

Pero silver-lead target:

0.5 km southeast of the Tajo vein system, reconnaissance mapping and sampling identified several veinlets of mineralization that developed into a stockwork. Limited chip channel rock sampling taken at 0.5–2m intervals carried out in 2008 by Apogee Silver Ltd. yielded samples with historic assay values ranging from 15 to 262 g/t silver and ranging from 0.2 to 2.3% lead.

El Abra silver-lead target:

El Abra is located 1.4 km northwest of the Tajo vein system—where a hydrothermal breccia system was identified. Strong lead and antimony anomalies were found in the samples. Antimony anomalies are specially associated with siliceous structures whereas lead anomalies are continuous and associated mainly with oxidation and zones of cerusite (PbCO3). Cerusite usually occurs in the oxidation zone of lead deposits produced by the chemical alteration of galena. The chip channel outcrop samples taken in 2015 at 2m intervals showed the presence of galena crystals. An assay of samples yielded silver values up to 38.9g/t and lead values of up to 1.56%. Geological mapping found visible metallic sulphides and a greater degree of oxidation and indicator minerals. These suggest that mineralization may continue at depth from the near-surface with a potential conservative depth of 75m and approximate dimensions of 250m long by 110m wide.

Highlights from 2015 Chip, Channel, Sampling Results

Target	# Samples	AnomaliesIdentified	Sampling Program Highlight					Covered Area
			Sample	Ag g/t	Zn %	Pb %	Cu %
El Abra	184	Silver,Lead,	EA-049 EA-065	5.6 38.9	— —	1.6 0.7	— —	100mX60m
Pero	165	Silver,Lead,	PR-163 PR-067	27 118	— 0.1	3.7 2.1	— —	200mX100m
PacaNorth	21	Silver, Lead	PC-002 PC-011	226 833	0.1 —	2.2 —	— —	100mX30m
Pacamayo	125	Silver, Zinc,Lead,Copper,	MP-77 MP-69	7,379 3,867	7.0 2.4	17.6 2.3	3.1 2.0	150mX10mUG, 200mX200m Surface

Pulacayo Background and District Potential:

On November 22, 2017, Prophecy reported an independent NI43-101 compliant indicated silver resource of 30.4 million grading 455 g/t silver, 3.19% zinc, 2.18% lead and inferred resource of 6.3 Moz grading 406 g/t Ag, 2.08% Zn, and 3.93% Pb for the Pulacayo project.

The results of the mineral resource estimate prepared by Mercator for the Pulacayo deposit are presented below

Pulacayo Mineral Resource Statement – Effective Oct 20th, 2017
Ag Eq. Cut-Off (g/t)		Tonnes**	Agg/t	Zn %	Pb %	Ag Eq.g/t	AgMOz	ZnMlbs	PbMlbs
400	Indicated	2,080,000	455	2.18	3.19	594	30.4	146.3	100
	Inferred	480,000	406	2.08	3.93	572	6.3	41.6	22

Historical Pulacayo production was predominantly from the Tajo vein system, which extends over a strike length of more than 2.5km and to a depth of at least 1,000 meters. Total production from the Pulacayo mine during the period 1857 to 1959 is estimated by the National Geological and Mineral Service of Bolivia (SERGEOTECMIN) to be 678 million ounces of silver, 200,000 tons (181,400 tonnes) of zinc, and 200,000 tons (181,400 tonnes) of lead (SERGEOTECMIN Bulletin No. 30, 2002). Prior resource drilling only covered approximately 30% of the Tajo vein system. With new drilling, there is the potential of discovering additional resources.

Paca Deposit
On November 22, 2017, Prophecy also reported independent NI 43-101 compliant inferred silver resource of 20.9 million oz grading 256 g/t silver, 1.1% zinc, 1.0% lead for the Paca project, located approximately 7 km north of the Pulacayo deposit.

The results of the mineral resource estimate prepared by Mercator for the Paca deposit are presented below

Paca Mineral Resource Statement – Effective Oct 20th, 2017
Ag Eq. Cut-Off (g/t)		Tonnes**	Agg/t	Zn %	Pb %	Ag Eqg/t	AgMOz	ZnMlbs	PbMlbs
200	inferred	2,540,000	256	1.10	1.03	342	20.9	61.6	57.7

Notes:
(1) Mineral resources are estimated in conformance with the CIM Standards referenced in NI 43-101.
(2) Raw silver assays were capped at 1,050 g/t, raw lead assays were capped at 5% and raw zinc assays were capped at 5%.
(3) Silver equivalent Ag Eq. (g/t) = Ag (g/t) + (Pb% *(US$0.94/ lb. Pb /14.583 Troy oz./lb./US$16.50 per Troy oz. Ag)*10,000) + (Zn% *(US$1.00/lb. Zn/14.583 Troy oz./lb./US$16.50 per Troy oz. Ag)*10,000). 100 % metal recoveries are assumed based on lack of comprehensive metallurgical results.
(4) Metal prices used in the silver equivalent calculation are US$16.50/Troy oz. Ag, US$0.94/lb Pb and US$1.00/lb Zn and reflect those used for the Pulacayo deposit mineral resource estimate reported above.

The Company is examining Pulacayo as a large-scale district silver project that includes a number of other well-known silver occurrences and anomalies in addition to the Tajo vein system. These include the aforementioned Paca North, Pacamayo, El Abra, and Pero prospects,n all of which occur within 10km of the Pulacayo town site. The Company considers these as having the potential for future discovery of mineral resources through the application of modern exploration techniques.

Qualified Persons
The technical contents of this news release have been prepared under the supervision of Danniel Oosterman, VP Exploration. Mr. Oosterman is not independent of the Company in that he is employed by it. Mr. Oosterman is a qualified person (“QP”) as defined by the guidelines in NI 43-101.

About Prophecy

Prophecy is developing its premier Pulacayo silver project in Bolivia. Further information on Prophecy can be found at www.prophecydev.com.

PROPHECY DEVELOPMENT CORP.
ON BEHALF OF THE BOARD

“Michael Doolin”
Chief Executive Officer

For more information about Prophecy, please contact Investor Relations:

+1.604.569.3661 ext. 101
ir@prophecydev.com www.prophecydev.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts, are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management’s expectations regarding Prophecy’s future growth, results of operations, performance, business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on the Prophecy’s forward-looking statements. Prophecy believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although Prophecy has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Prophecy undertakes no obligation to release publicly any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.